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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-39877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis,	MN	55402
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Controls

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
CRI Securities, LLC:

We have audited the accompanying statement of financial condition of CRI Securities, LLC (the Company) as of December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRI Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2010

CRI SECURITIES, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$ 875,610
Commissions receivable	515,141
Accounts receivable	342,409
Prepaid asset	2,000
Deposit with clearing organization	100,000
Total assets	$ 1,835,160

Liabilities and Members' Equity

Liabilities:	
Commissions payable	$ 250,967
Accounts payable	297,190
Due to affiliates	444,116
Total liabilities	992,273
Members' equity:	
Members' cumulative contributions	4,520,000
Cumulative losses	(3,677,113)
Total members' equity	842,887
Total liabilities and members' equity	$ 1,835,160

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2009

Revenues	
Commissions	$ 15,963,831
Other income	889,503
	16,853,334
Expenses	
Commissions	12,189,332
Fees paid to outside owner and related affiliate	3,434,833
Management and administrative fees paid to affiliated entity	1,549,000
General and administrative expenses	306,568
	17,479,733
Net loss	$ (626,399)

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2009

	Enterprise Holding Corporation	Outside Owner	Total
Balances at December 31, 2008	$ 969,286	$ 0	$ 969,286
Capital contribution	500,000	0	500,000
Net loss	(626,399)	0	(626,399)
Balances at December 31, 2009	$ 842,887	$ 0	$ 842,887

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Cash Flows

For the year ended December 31, 2009

Cash flows used in operating activities	
Net loss	$ (626,399)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in commissions receivable	(175,119)
Decrease in accounts receivable	78,744
Increase in deposit with clearing organization	(75,000)
Change in securities owned	8,918
Increase in commissions payable	14,190
Increase in due to affiliates	235,162
Decrease in accounts payable	(92,754)
Change in payable to outside broker/dealer	(8,918)
Net cash used in operating activities	(641,176)
Cash flows provided by financing activities:	
Capital contribution received from member	500,000
Cash provided by financing activities	500,000
Decrease in cash	(141,176)
Cash at beginning of year	1,016,786
Cash at the end of year	$ 875,610

See accompanying notes to the financial statements.

CRI SECURITIES, LLC

Notes to Financial Statements

December 31, 2009

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). CRI Securities, LLC (the Company), is a joint venture between Enterprise Holding Corporation (Enterprise), and a certain outside owner, both of which are 50% owners. Enterprise is a wholly-owned subsidiary of Minnesota Life Insurance Company (Minnesota Life). The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent solely on Enterprise to fund any operating losses.

(2) Summary of Significant Accounting Policies

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is earned and recognized on the date of the sale. As commission income is recognized, the related commission expense due to sales agents is also recognized.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company did not hold any positions at December 31, 2009.

Cash

The Company places its cash with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Certain financial instruments, consisting of cash, potentially subject the Company to concentration of credit risk. The Company places its cash with high quality financial institutions in order to limit the potential credit exposure.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company mitigates this risk by employing compliance and operating practices that identify and minimize an adverse impact of this risk. The Company additionally attempts to minimize the adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In August 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 5 (ASU 2009-5), Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value, which provides clarification for measuring the fair value in circumstances in which a quoted price in an active market for the identical liability is not available for periods beginning January 1, 2010. The Company is currently evaluating the impact to its results of operations and financial position due to the adoption of ASU 2009-5.

In June 2009, the FASB issued FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with GAAP for all non-governmental agencies. Codification, which changed the referencing and organization of accounting guidance without modification of existing GAAP, is effective for periods ending after September 15, 2009. Since it did not modify GAAP, Codification did not have a material impact on the results of operations or financial position of the Company.

In June 2009, the FASB issued guidance relating to special purpose entities changing the determination of the primary beneficiary of a variable interest entity ("VIE") from a quantitative model to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. The guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the Company's involvement with VIE's on its financial statements for periods beginning after November 15, 2009. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

In June 2009, the FASB issued guidance relating to the accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special purpose entity, eliminates the guaranteed

(4) New Accounting Pronouncements (Continued)

mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and change the initial recognition of retained beneficial interest. The guidance also requires additional disclosures about a transferor's financial assets that have been accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor's assets that continue to be reported in the statement of financial condition for periods beginning after November 15, 2009. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

In May 2009, the FASB issued guidance establishing general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or available to be issued. It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. This guidance is effective for periods ending after June 15, 2009. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance and has provided the required disclosures in note 11.

In April 2009, the FASB issued guidance on estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities and identifying transactions that are not orderly. This guidance is effective for periods ending after June 15, 2009. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance.

In April 2008, the FASB issued guidance addressing renewal and extension assumptions used to determine the useful life of recognized intangible assets. This guidance is effective for fiscal years beginning after December 15, 2008 and is applicable for intangible assets acquired after the effective date. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance.

In December 2007, the FASB issued and subsequently modified in April 2009, guidance relating to business combinations. This new guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides about a business combination and its effects. The adoption of this new guidance on January 1, 2009 had no material impact to the Company's results of operations or financial position.

(5) Related Party Transactions

Under a management services agreement with Minnesota Life and Securian Financial Services, Inc. (SFS), an affiliated broker/dealer, the Company is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFS incur on behalf of the Company. For the year ended December 31, 2009, the Company was charged expenses totaling $1,549,000 of which $444,116 is included in due to affiliates at December 31, 2009.

(5) Related Party Transactions (Continued)

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. For the year ended December 31, 2009, these fees totaled $479,453, of which $48,098 was included in accounts payable at December 31, 2009.

A company affiliated with the outside owner receives management and administrative fees from the Company. These reimbursable fees include occupancy cost, compensation, advertising and promotion and other administrative expenses are based on amounts billed to the Company. For the year ended December 31, 2009, these management and administrative fees were $2,955,380, of which $241,500 was included in accounts payable at December 31, 2009.

(6) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its members based on each member's distributive interest in accordance with the current membership agreement.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $739,978, which was $689,978 in excess of its required net capital of $50,000. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.84 to 1 at December 31, 2009.

(8) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Member Contributions

During 2009, the Company received a $500,000 contribution from Enterprise. This contribution was made in the form of cash.

(10) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

(11) Subsequent Events

The Company evaluated subsequent events through February 22, 2010, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in the Company's financial statements.

Schedule 1

CRI SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009

Members' equity	$	842,887
Deductions - nonallowable assets:		
Accounts receivable		100,909
Prepaid asset		2,000
Net capital before haircuts on securities		739,978
Haircuts on securities		0
Net capital	$	739,978
Total aggregate indebtedness	$	619,669
Net capital	$	739,978
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $619,669)		50,000
Net capital in excess of requirement	$	689,978
Ratio of aggregate indebtedness to net capital		0.84 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
CRI Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CRI Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
CRI Securities, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by CRI Securities, LLC (CRI) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CRI's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CRI's management is responsible for the CRI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010



CRI SECURITIES, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2009